

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Via E-mail
Vishal Chhibbar
Chief Financial Officer
ExlService Holdings, Inc.
280 Park Avenue, 38th Floor
New York, New York 10017

> **Re: ExlService Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 6, 2012**
> **File No. 1-33089**

Dear Mr. Chhibbar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 47

1.   Please tell us your consideration of discussing the $2.8 million reversal of income tax reserves during 2010 including the basis therefor and the resulting impact on the effective income tax rate for fiscal year 2010.

Liquidity and Capital Resources, page 51

2.   We note that you have significant foreign operations and earnings and have recorded limited or no U.S. tax provision relating to these earnings as they are considered to be permanently reinvested. As such, please tell us your consideration of expanding your discussion of liquidity and capital resources to:

- Disclose the amount of cash and short term investments held by foreign subsidiaries;
- Provide a statement that you would need to accrue and pay taxes if such amounts were repatriated; and
- Disclose that you do not intend to repatriate the funds as indicated in the footnotes to the financial statements.

Notes to Consolidated Financial Statements, page 72

Note 5. Business Combinations, Goodwill and Intangible Assets, page 83

3.   For each material business combination, please disclose the following additional information:

- The factors that make up the goodwill recognized;
- The total amount of goodwill that is expected to be deductible for tax purposes;
- Why the initial purchase accounting is incomplete and the specific assets, liabilities, equity interest or items of consideration for which the initial accounting is incomplete; and
- The nature of any measurement period adjustments recognized during the period.

Refer to ASC 805-30-50-1, ASC 805-10-50-6 and ASC 805-10-25-17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief